Annual Report

September 30, 2015

Ivy Emerging Markets Local Currency Debt Fund



CONTENTS
Ivy Emerging Markets Local Currency Debt Fund



Henry J. Herrmann, CFA

Dear Shareholder,

As we review the past 12 months, U.S. economic data hasn't been as strong as we had anticipated. While various issues, from harsh winter weather to hard-landing concerns in China, have slowed growth, broad fundamentals and data points remain in expansionary territory. The U.S. economy appears headed in a positive direction.

Growth outside the U.S. has been modest, buoyed by Japan and Europe's very aggressive monetary policies. Toward the end of the fiscal year, China surprised markets and devalued its currency by a little more than 4%. Markets sold off sharply on worries of slower growth and additional currency devaluation. Increased volatility, concerns over slower global growth and deflation fears drove risk-free interest rates sharply lower in developed-market economies.

In the U.S., the Federal Reserve (Fed) remains steadfast in stating interest rates will rise slowly, the timing of which will be data dependent. The strength of the labor market will be closely watched, given weaker job growth in September, as will the level of wage increases.

We believe the economic foundation in the U.S. remains less than robust, so it is our view that the odds of a rate increase by December are no better than even. When the Fed does implement a rate increase, we believe it should be small enough not to disrupt economic growth. The U.S. economy's ability to maintain growth in the face of sluggish global growth is one of the key uncertainties for the months ahead. Improving U.S. jobs, very low inflation and low interest rates create a favorable environment.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	9/30/15	9/30/14
S&P 500 Index	1,920.03	1,972.29
MSCI EAFE Index	1,644.40	1,846.08
10-Year Treasury Yield	2.06%	2.52%
U.S. unemployment rate	5.10%	5.90%
30-year fixed mortgage rate	3.86%	4.20%
Oil price per barrel	$ 45.09	$ 91.16

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2015.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to the Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	
Ivy Emerging Markets Local Currency Debt Fund							
Class A	$1,000	$917.40	$6.04	$1,000	$1,018.80	$ 6.36	1.25%
Class C	$1,000	$913.80	$9.57	$1,000	$1,015.04	$10.08	2.00%
Class E	$1,000	$917.40	$5.94	$1,000	$1,018.83	$ 6.26	1.24%
Class I	$1,000	$918.60	$4.80	$1,000	$1,020.05	$ 5.05	1.00%
Class R	$1,000	$916.20	$7.19	$1,000	$1,017.58	$ 7.57	1.50%
Class R6	$1,000	$918.60	$4.80	$1,000	$1,020.05	$ 5.05	1.00%
Class Y	$1,000	$917.40	$6.04	$1,000	$1,018.80	$ 6.36	1.25%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2015, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

Ivy Emerging Markets Local Currency Debt Fund

(UNAUDITED)

Below, Simon Lue-Fong, portfolio manager of the Ivy Emerging Markets Local Currency Debt Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2015. Mr. Lue-Fong has managed the Fund since its inception on April 30, 2014. He has 24 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2015	
Emerging Markets Local Currency Debt Fund (Class A shares at net asset value)	-15.45%
Emerging Markets Local Currency Debt Fund (Class A shares including sales charges)	-20.34%
Benchmark(s) and/or Lipper Category	
J.P. Morgan GBI-EM Global Diversified Index (generally reflects the performance of securities that represent the global bond market)	-19.77%
Lipper Emerging Markets Local Currency Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-18.65%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Market overview and positioning

Overall, the emerging market debt sector was under pressure during the fiscal year with a large sell-off in emerging market currencies, as reflected in the negative returns of the Fund's benchmark and Lipper category average.

The Fund's relative outperformance versus its benchmark during the fiscal year was driven primarily by the timing of the Fund's underweight allocations to some emerging market currencies. In contrast, the Fund's benchmark performance reflected the large currency sell-off that emerging markets saw during the year.

The Fund's theme during the fiscal year was to underweight currencies of emerging markets that have some or all of the following factors: a high reliance on commodity exports, sluggish growth, political issues, lack of structural reforms and credit ratings under pressure. The South African rand, Brazilian real and Turkish lira are key examples of currencies exhibiting those factors; being underweight to them relative to the benchmark benefitted Fund performance.

In addition, although we like the fundamental story of Mexico, including its structural reforms, prudent fiscal management and an export sector that we believe should benefit from an improving U.S. economy, Mexico's peso has not been able to compete with the stronger U.S. dollar. As a result, the Fund was underweight the Mexican peso, which also contributed to its relative outperformance. The Fund's underweights to the Russian ruble and Colombian peso also contributed to it outperforming the benchmark.

Positioning in local bonds detracted from Fund performance somewhat, including an overweight to Brazilian bonds early in the fiscal year when those bonds came under pressure due to the Petrobras scandal, while Brazil's inflation rate spiked well above the 6.5% upper limit to more than 8%.

Looking ahead

In our view, a key indicator to help determine when to see a turnaround in emerging market currencies is emerging market exports, which directly link to gross domestic product (GDP) growth. However, signs of slow developed market growth and consumer demand means emerging market exports have been getting worse rather than better. At the same time, we have seen the stronger U.S. dollar continuing to put pressure on emerging market currencies, and we believe that a weaker euro and Japanese yen means that neighboring export markets need to remain competitive.

Weaker currencies can be part of the solution to increase competitiveness, but the weakening trend has been ongoing for more than three years and we believe we are getting close to the bottom. On the local interest rates side, we could see further interest rate cuts by a number of emerging market central banks, but we believe that most of the big rate cuts are over and that most central banks will not want to be countercyclical by cutting interest rates while the U.S. Federal Reserve is hiking them. Meanwhile, as U.S. Treasury yields head higher, the short-term correlation with local rates has increased putting, pressure on local bond prices.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Fixed income

securities are subject to interest rate risk, especially securities with longer maturities and, as such, the net asset value of the Fund may fall as interest rates rise, especially securities with longer maturities. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. The Fund may seek to manage exposure to various foreign currencies, which may involve additional risks. The value of securities, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates or exchange control regulations. Investing in foreign securities involves a number of risks that may not be associated with the U.S. markets and that could affect the Fund's performance unfavorably, such as greater price volatility; comparatively weak supervision and regulation of securities exchanges, fluctuation in foreign currency exchange rates and related conversion costs, adverse foreign tax consequences, or different and/or less stringent financial reporting standards. Sovereign debt instruments are also subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or principal due to cash flow problems, insufficient foreign currency reserves or political concerns. Risks of credit-linked notes include those risks associated with the underlying reference obligation, including but not limited to market risk, interest rate risk, credit risk, default risk and foreign currency risk. The buyer of a credit-linked note assumes the risk of default by the issuer and the underlying reference asset or entity. If the underlying investment defaults, the payments and principal received by the Fund will be reduced or eliminated. Also, in the event the issuer defaults or there is a credit event that relates to the reference asset, the recovery rate generally is less than the Fund's initial investment, and the Fund may lose money. The use of derivatives presents several risks including the risk that fluctuation in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. Moreover, some derivatives are more sensitive to interest rate changes and market fluctuations than others, and the risk of loss may be greater than if the derivative technique(s) had not been used. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of, or other non-compliance by, another party to the transaction. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends, but do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Emerging Markets Local Currency Debt Fund's performance.

Ivy Emerging Markets Local Currency Debt Fund ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Purchased Options	**0.0%**
Bonds	**79.5%**
Other Government Securities	79.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**20.5%**

Quality Weightings

Investment Grade	**71.4%**
AA	6.3%
A	24.5%
BBB	40.6%
Non-Investment Grade	**8.1%**
BB	4.7%
B	2.2%
Non-rated	1.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**20.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper Emerging Markets Local Currency Debt Funds	Rank	Percentile
1 Year	16/100	16

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Country Weightings

South America	**22.8%**
Columbia	7.0%
Chile	6.2%
Peru	4.9%
Brazil	4.7%
Pacific Basin	**21.5%**
Philippines	5.2%
Turkey	4.9%
Malaysia	4.0%
Indonesia	3.9%
Other Pacific Basin	3.5%
Europe	**18.2%**
Romania	4.7%
Poland	4.7%
Hungary	4.7%
Russia	4.1%
Africa	**9.2%**
South Africa	7.0%
Other Africa	2.2%
North America	**7.8%**
Mexico	7.8%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	**20.5%**

Ivy Emerging Markets Local Currency Debt Fund   (UNAUDITED)



Ivy Emerging Markets Local Currency Debt Fund (Class A)[1]	$7,778
JP Morgan GBI-EM Global Diversified Index	$7,804

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 9-30-15	-20.34%	-16.12%	-20.35%	-15.29%	-15.63%	—	-15.45%
5-year period ended 9-30-15	—	—	—	—	—	—	—
10-year period ended 9-30-15	—	—	—	—	—	—	—
Since Inception of Class through 9-30-15[4]	-16.23%	-13.34%	-16.23%	-12.48%	-12.91%	-10.57%	-12.66%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) 4-30-14 for Class A shares, 4-30-14 for Class C shares, 4-30-14 for Class E shares, 4-30-14 for Class I shares, 4-30-14 for Class R shares, 1-30-15 for Class R6 shares and 4-30-14 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Emerging Markets Local Currency Debt Fund *(in thousands)* SEPTEMBER 30, 2015

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
U.S. 10-Year Treasury Note, Put $125.00, Expires 10-23-15	14	$ —*
TOTAL PURCHASED OPTIONS – 0.0%		**$ —***
(Cost: $5)		

OTHER GOVERNMENT SECURITIES(A)	Principal	Value
Brazil – 4.7%		
Brazil Letras do Tesouro Nacional 0.000%, 1-1-19 (B)(C)	BRL2,000	310
Brazil Notas do Tesouro Nacional:		
10.000%, 1-1-17 (C)	2,410	572
10.000%, 1-1-21 (C)	2,800	570
10.000%, 1-1-23 (C)	870	167
10.000%, 1-1-25 (C)	1,810	334
		1,953
Chile – 6.2%		
Republic of Chile 5.500%, 8-5-20 (C)	CLP1,761,000	2,617
Columbia – 7.0%		
Colombian TES:		
8.000%, 10-28-15 (C)	COP1,500,000	487
11.250%, 10-24-18 (C)	2,094,000	759
5.000%, 11-21-18 (C)	400,000	124
10.000%, 7-24-24 (C)	1,092,000	395
6.000%, 4-28-28 (C)	4,397,300	1,152
		2,917
Hungary – 4.7%		
Hungary Government Bond:		
5.500%, 2-12-16 (C)	HUF88,000	319
5.500%, 12-20-18 (C)	11,000	44
7.000%, 6-24-22 (C)	98,000	431
6.000%, 11-24-23 (C)	126,240	538
5.500%, 6-24-25 (C)	149,510	627
		1,959

OTHER GOVERNMENT SECURITIES(A) (Continued)	Principal	Value
Indonesia – 3.9%		
Indonesia Government Bond:		
6.125%, 5-15-28 (C)	IDR5,500,000	$ 275
9.000%, 3-15-29 (C)	14,750,000	945
8.250%, 6-15-32 (C)	1,200,000	70
8.375%, 3-15-34 (C)	6,200,000	367
		1,657
Malaysia – 4.0%		
Malaysia Government Bond:		
3.172%, 7-15-16 (C)	MYR3,720	846
3.394%, 3-15-17 (C)	400	91
3.889%, 7-31-20 (C)	220	50
3.418%, 8-15-22 (C)	1,070	232
4.392%, 4-15-26 (C)	180	41
4.232%, 6-30-31 (C)	250	54
4.127%, 4-15-32 (C)	122	26
4.935%, 9-30-43 (C)	1,403	325
		1,665
Mexico – 7.8%		
Mexican Bonos:		
8.000%, 12-17-15 (C)	MXN6,830	408
7.250%, 12-15-16 (C)	19,400	1,194
5.000%, 6-15-17 (C)	3,000	180
8.500%, 12-13-18 (C)	2,000	131
10.000%, 12-5-24 (C)	3,510	265
7.500%, 6-3-27 (C)	1,300	84
7.750%, 5-29-31 (C)	3,650	240
10.000%, 11-20-36 (C)	6,000	483
7.750%, 11-13-42 (C)	4,727	308
		3,293
Nigeria – 2.2%		
Nigeria Government Bond:		
7.000%, 10-23-19 (C)	NGN160,000	611
12.149%, 7-18-34 (C)	72,808	297
		908

OTHER GOVERNMENT SECURITIES(A) (Continued)	Principal	Value
Peru – 4.9%		
Republic of Peru:		
7.840%, 8-12-20 (C)	PEN1,190	$ 388
8.200%, 8-12-26 (C)	1,025	328
6.950%, 8-12-31 (C)	700	199
6.900%, 8-12-37 (C)	3,742	1,024
6.850%, 2-12-42 (C)	420	113
		2,052
Philippines – 5.2%		
Republic of Philippines:		
3.900%, 11-26-22 (C)	PHP37,000	768
6.250%, 1-14-36 (C)	60,000	1,409
		2,177
Poland – 4.7%		
Poland Government Bond:		
5.000%, 4-25-16 (C)	PLN1,540	413
5.250%, 10-25-17 (C)	650	183
2.500%, 7-25-18 (C)	650	173
5.750%, 9-23-22 (C)	1,000	314
4.000%, 10-25-23 (C)	1,430	410
5.750%, 4-25-29 (C)	1,473	496
		1,989
Romania – 4.7%		
Romania Government Bond:		
5.900%, 7-26-17 (C)	RON1,500	408
5.750%, 4-29-20 (C)	460	132
5.950%, 6-11-21 (C)	100	29
5.850%, 4-26-23 (C)	3,330	974
4.750%, 2-24-25 (C)	1,545	424
		1,967
Russia – 4.1%		
Russia Government Bond:		
7.400%, 4-19-17 (C)	RUB15,000	219
7.000%, 8-16-23 (C)	10,000	122
7.050%, 1-19-28 (C)	119,257	1,374
		1,715

Ivy Emerging Markets Local Currency Debt Fund (in thousands) SEPTEMBER 30, 2015

OTHER GOVERNMENT SECURITIES(A) (Continued)	Principal	Value
South Africa – 7.0%		
Republic of South Africa:		
13.500%, 9-15-16 (C)	ZAR9,693	$ 741
8.250%, 9-15-17 (C)	7,475	549
6.750%, 3-31-21 (C)	1,000	68
7.000%, 2-28-31 (C)	4,854	295
6.250%, 3-31-36 (C)	3,000	161
6.500%, 2-28-41 (C)	1,800	97
8.750%, 2-28-48 (C)	15,002	1,043
		2,954
South Korea – 0.1%		
Export Import Bank Korea 8.000%, 5-15-18 (C)	IDR700,000	43
Thailand – 3.4%		
Thailand Government Bond:		
3.650%, 12-17-21 (C)	THB9,223	270
3.850%, 12-12-25 (C)	11,200	337
3.580%, 12-17-27 (C)	1,000	29
4.875%, 6-22-29 (C)	2,000	66
Thailand (Continued)		
4.260%, 12-12-37 (C)	THB24,600	$ 734
		1,436
Turkey – 4.9%		
Turkey Government Bond:		
9.000%, 3-8-17 (C)	TRY1,150	370
10.400%, 3-27-19 (C)	890	289
10.500%, 1-15-20 (C)	150	49
8.800%, 9-27-23 (C)	2,840	834
9.000%, 7-24-24 (C)	950	280
8.000%, 3-12-25 (C)	867	241
		2,063
TOTAL OTHER GOVERNMENT SECURITIES – 79.5%		**$33,365**
(Cost: $40,811)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(D) – 12.4%		
Army & Air Force Exchange Service 0.140%, 10-5-15	$ 1,400	1,400
J.M. Smucker Co. (The) 0.280%, 10-1-15	$1,110	$ 1,110
Pfizer, Inc. 0.100%, 11-17-15	1,200	1,200
United Technologies Corp. 0.260%, 10-23-15	1,500	1,500
		5,210
Master Note – 4.4%		
Toyota Motor Credit Corp. 0.200%, 10-7-15 (E)	1,858	1,858
United States Government Agency Obligations – 2.1%		
Overseas Private Investment Corp. (GTD by U.S. Government) 0.150%, 10-7-15 (E)	876	876
TOTAL SHORT-TERM SECURITIES – 18.9%		**$ 7,944**
(Cost: $7,943)		
TOTAL INVESTMENT SECURITIES – 98.4%		**$41,309**
(Cost: $48,759)		
CASH AND OTHER ASSETS, NET OF LIABILITIES(F) – 1.6%		**670**
NET ASSETS – 100.0%		**$41,979**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(B)Zero coupon bond.

(C)Principal or notional amounts are denominated in the indicated foreign currency, where applicable (BRL — Brazilian Real, CLP — Chilean Peso, CNY — China Yuan Renminbi, COP — Columbian Peso, HKD — Hong Kong Dollar, HUF — Hungarian Forint, IDR — Indonesian Rupiah, MXN — Mexican Peso, MYR — Malaysian Ringgit, NGN - Nigeria naira, PEN — Peruvian Neuvo Sol, PHP — Philippine Peso, PLN — Polish Zloty, RON — Romania Leu, RUB — Russian Ruble, SGD — Singapore Dollar, THB — Thai Baht, TRY — Turkish New Lira and ZAR — South African Rand).

(D)Rate shown is the yield to maturity at September 30, 2015.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

(F)Cash of $24 has been pledged as collateral on open futures contracts.

The following forward foreign currency contracts were outstanding at September 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Brazilian Real	2,841	U.S. Dollar	747	10-2-15	Barclays Capital, Inc.	$31	$—
U.S. Dollar	653	Brazilian Real	2,520	10-2-15	Barclays Capital, Inc.	—	18
U.S. Dollar	248	Thai Baht	9,000	10-2-15	Barclays Capital, Inc.	—*	—
U.S. Dollar	602	Peruvian New Sol	1,979	10-5-15	Barclays Capital, Inc.	10	—
Chinese Yuan Renminbi	3,500	U.S. Dollar	569	10-8-15	Barclays Capital, Inc.	19	—

Ivy Emerging Markets Local Currency Debt Fund *(in thousands)* — SEPTEMBER 30, 2015

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Mexican Peso	19,576	U.S. Dollar	1,161	10-8-15	Barclays Capital, Inc.	$ 4	$ —
U.S. Dollar	550	Chinese Yuan Renminbi	3,500	10-8-15	Barclays Capital, Inc.	—*	—
U.S. Dollar	130	Mexican Peso	2,200	10-8-15	Barclays Capital, Inc.	—	—*
Indonesian Rupiah	3,300,000	U.S. Dollar	227	10-9-15	Barclays Capital, Inc.	2	—
U.S. Dollar	372	Indonesian Rupiah	5,332,000	10-9-15	Barclays Capital, Inc.	—	9
Colombian Peso	2,170,000	U.S. Dollar	702	10-13-15	Barclays Capital, Inc.	—*	—
South African Rand	28,628	U.S. Dollar	2,207	10-13-15	Barclays Capital, Inc.	146	—
U.S. Dollar	461	Colombian Peso	1,420,000	10-13-15	Barclays Capital, Inc.	—	2
U.S. Dollar	1,042	South African Rand	13,960	10-13-15	Barclays Capital, Inc.	—	36
Indonesian Rupiah	688,234	U.S. Dollar	47	10-19-15	Barclays Capital, Inc.	1	—
U.S. Dollar	1,086	Malaysian Ringgit	4,200	10-19-15	Barclays Capital, Inc.	—	130
U.S. Dollar	644	Polish Zloty	2,396	10-21-15	Barclays Capital, Inc.	—	14
U.S. Dollar	568	Israeli Shekel	2,200	10-26-15	Barclays Capital, Inc.	—	7
Colombian Peso	526,838	U.S. Dollar	187	10-27-15	Barclays Capital, Inc.	17	—
U.S. Dollar	774	Hungarian Forint	216,692	10-30-15	Barclays Capital, Inc.	—	2
U.S. Dollar	63	Brazilian Real	260	11-4-15	Barclays Capital, Inc.	2	—
Euro	480	Japanese Yen	63,683	11-9-15	Barclays Capital, Inc.	—	6
Japanese Yen	32,656	Euro	240	11-9-15	Barclays Capital, Inc.	—	4
U.S. Dollar	450	Philippine Peso	21,200	11-12-15	Barclays Capital, Inc.	3	—
Peruvian New Sol	3,590	U.S. Dollar	1,076	11-24-15	Barclays Capital, Inc.	—	17
U.S. Dollar	391	Peruvian New Sol	1,310	11-24-15	Barclays Capital, Inc.	7	—
U.S. Dollar	128	Russian Ruble	8,600	12-8-15	Barclays Capital, Inc.	—*	—
Chilean Peso	397,000	U.S. Dollar	571	12-9-15	Barclays Capital, Inc.	4	—
U.S. Dollar	455	Chilean Peso	321,000	12-9-15	Barclays Capital, Inc.	4	—
U.S. Dollar	36	Chilean Peso	25,000	12-10-15	Barclays Capital, Inc.	—	—*
Mexican Peso	15,892	U.S. Dollar	939	10-8-15	Citibank N.A.	—	—*
U.S. Dollar	1,039	Mexican Peso	17,600	10-8-15	Citibank N.A.	2	—
South African Rand	5,067	U.S. Dollar	369	10-13-15	Citibank N.A.	4	—
U.S. Dollar	994	South African Rand	13,000	10-13-15	Citibank N.A.	—	58
Israeli Shekel	2,200	U.S. Dollar	567	10-26-15	Citibank N.A.	6	—
Romanian Leu	2,324	U.S. Dollar	582	10-26-15	Citibank N.A.	—	5
U.S. Dollar	290	Romanian Leu	1,109	10-26-15	Citibank N.A.	—	10
U.S. Dollar	527	Philippine Peso	24,700	10-28-15	Citibank N.A.	1	—
Hungarian Forint	71,000	U.S. Dollar	253	10-30-15	Citibank N.A.	—*	—
Japanese Yen	31,000	Euro	227	11-9-15	Citibank N.A.	—	5
U.S. Dollar	236	Turkish New Lira	730	11-30-15	Citibank N.A.	1	—
U.S. Dollar	130	Chilean Peso	92,000	12-9-15	Citibank N.A.	2	—
U.S. Dollar	171	Malaysian Ringgit	730	8-26-16	Citibank N.A.	—	8
Brazilian Real	856	U.S. Dollar	220	10-2-15	Credit Suisse International	4	—
U.S. Dollar	136	Brazilian Real	490	10-2-15	Credit Suisse International	—	12
U.S. Dollar	564	Thai Baht	20,310	10-2-15	Credit Suisse International	—	5
Peruvian New Sol	1,979	U.S. Dollar	612	10-5-15	Credit Suisse International	—	—*
Chinese Yuan Renminbi	7,100	U.S. Dollar	1,135	10-8-15	Credit Suisse International	20	—
U.S. Dollar	1,109	Chinese Yuan Renminbi	7,100	10-8-15	Credit Suisse International	7	—
Malaysian Ringgit	3,535	U.S. Dollar	967	10-19-15	Credit Suisse International	162	—
Colombian Peso	728,919	U.S. Dollar	238	10-27-15	Credit Suisse International	2	—
U.S. Dollar	379	Colombian Peso	1,140,000	10-27-15	Credit Suisse International	—	11
Philippine Peso	24,700	U.S. Dollar	528	10-28-15	Credit Suisse International	—*	—
Philippine Peso	12,300	U.S. Dollar	262	11-2-15	Credit Suisse International	—	1
U.S. Dollar	564	Peruvian New Sol	1,846	11-2-15	Credit Suisse International	2	—
Peruvian New Sol	180	U.S. Dollar	53	11-24-15	Credit Suisse International	—	2
U.S. Dollar	64	Peruvian New Sol	210	11-24-15	Credit Suisse International	—	—*
Russian Ruble	6,300	U.S. Dollar	91	12-8-15	Credit Suisse International	—	3
U.S. Dollar	846	Russian Ruble	57,214	12-8-15	Credit Suisse International	8	—
U.S. Dollar	118	Chilean Peso	83,000	12-9-15	Credit Suisse International	1	—
Chilean Peso	43,000	U.S. Dollar	63	12-10-15	Credit Suisse International	2	—
Thai Baht	33,810	U.S. Dollar	931	10-2-15	Deutsche Bank AG	—	—*
Colombian Peso	410,000	U.S. Dollar	133	10-13-15	Deutsche Bank AG	—*	—
South African Rand	2,811	U.S. Dollar	219	10-13-15	Deutsche Bank AG	16	—
U.S. Dollar	22	Polish Zloty	84	10-21-15	Deutsche Bank AG	—	—*
U.S. Dollar	733	Romanian Leu	2,960	10-26-15	Deutsche Bank AG	15	—
U.S. Dollar	124	Hungarian Forint	34,863	10-30-15	Deutsche Bank AG	—*	—
U.S. Dollar	928	Thai Baht	33,810	11-6-15	Deutsche Bank AG	2	—

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Singapore Dollar	750	U.S. Dollar	526	11-30-15	Deutsche Bank AG	$ —	$ —*
Malaysian Ringgit	1,520	U.S. Dollar	411	5-25-16	Deutsche Bank AG	69	—
U.S. Dollar	194	Brazilian Real	770	10-2-15	Goldman Sachs International	—*	—
U.S. Dollar	124	Thai Baht	4,500	10-2-15	Goldman Sachs International	—*	—
Chinese Yuan Renminbi	3,500	U.S. Dollar	550	10-8-15	Goldman Sachs International	—	—*
Mexican Peso	2,200	U.S. Dollar	130	10-8-15	Goldman Sachs International	—	—*
U.S. Dollar	543	Chinese Yuan Renminbi	3,500	10-8-15	Goldman Sachs International	7	—
South African Rand	3,600	U.S. Dollar	275	10-13-15	Goldman Sachs International	15	—
U.S. Dollar	66	Colombian Peso	200,000	10-13-15	Goldman Sachs International	—	1
U.S. Dollar	278	South African Rand	3,600	10-13-15	Goldman Sachs International	—	19
Euro	168	U.S. Dollar	188	10-15-15	Goldman Sachs International	—*	—
U.S. Dollar	841	Malaysian Ringgit	3,300	10-19-15	Goldman Sachs International	—	90
U.S. Dollar	235	Romanian Leu	940	10-26-15	Goldman Sachs International	3	—
Colombian Peso	1,069,117	U.S. Dollar	363	10-27-15	Goldman Sachs International	18	—
U.S. Dollar	63	Hungarian Forint	17,255	10-30-15	Goldman Sachs International	—	1
Philippine Peso	12,300	U.S. Dollar	261	11-2-15	Goldman Sachs International	—	2
U.S. Dollar	320	Peruvian New Sol	1,060	11-24-15	Goldman Sachs International	2	—
Russian Ruble	11,300	U.S. Dollar	166	12-8-15	Goldman Sachs International	—	2
Chilean Peso	137,000	U.S. Dollar	196	12-9-15	Goldman Sachs International	—*	—
U.S. Dollar	200	Malaysian Ringgit	857	8-26-16	Goldman Sachs International	—	8
						$621	$488

The following futures contracts were outstanding at September 30, 2015 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation (Depreciation)
10-Year Euro Bund	Long	12-10-15	4	$ 698	$ 7
U.S. 10-Year Treasury Note	Short	12-31-15	7	(901)	(12)
				$(203)	$ (5)

The following interest rate swap agreements were outstanding at September 30, 2015:

Counterparty	Pay/ Receive Floating Rate	Floating Rate Index	Fixed Rate	Maturity Date	Notional Amount(c)	Value	Unrealized Appreciation (Depreciation)
Barclays Capital, Inc.	Pay	3-Month Shaghai Interbank Offered Rate	2.385%	6/19/2016	CNY2,738	$ (1)	$ (1)
Citibank N.A.	Receive	3-Month Hong Kong Interbank Offered Rate	2.280%	10/28/2024	HKD 104	(4)	(4)
Citibank N.A.	Pay	3-Month Shaghai Interbank Offered Rate	3.680%	11/11/2016	CNY 214	1	1
Deutsche Bank AG	Pay	6-Month Association of Banks in Singapore Swap Offer Rate	2.000%	10/17/2021	SGD 450	(11)	(9)
JPMorgan Chase Bank N.A.	Receive	3-Month Hong Kong Interbank Offered Rate	1.925%	10/16/2021	HKD 746	(17)	(19)
JPMorgan Chase Bank N.A.	Pay	3-Month Shaghai Interbank Offered Rate	3.750%	11/6/2016	CNY 214	1	1
JPMorgan Chase Bank N.A.	Pay	3-Month Shaghai Interbank Offered Rate	3.880%	12/11/2017	34	—*	—*
Nomura Securities International, Inc.	Receive	6-Month Bloomberg Thailand Fixing Rate	1.965%	10/3/2015	THB 604	—*	(1)
						$(31)	$(32)

The following written options were outstanding at September 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
U.S. 10-Year Treasury Note	N/A	Put	14	October 2015	$124.00	$2	$—*

Ivy Emerging Markets Local Currency Debt Fund (in thousands) SEPTEMBER 30, 2015

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Purchased Options	$—*	$ —	$—
Other Government Securities	—	33,365	—
Short-Term Securities	—	7,944	—
Total	$—*	$41,309	$—
Forward Foreign Currency Contracts	$—	$ 621	$—
Futures Contracts	$ 7	$ —	$—
Interest Rate Swaps	$—	$ 2	$—
Liabilities			
Forward Foreign Currency Contracts	$—	$ 488	$—
Futures Contracts	$12	$ —	$—
Interest Rate Swaps	$—	$ 34	$—
Written Options	$—*	$ —	$—

During the year ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:
GTD = Guaranteed
OTC = Over the Counter

Market Sector Diversification	
(as a % of net assets)	
Other Government Securities	79.5%
Other+	20.5%

+Includes purchased options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Emerging Markets Local Currency Debt Fund

AS OF SEPTEMBER 30, 2015

(In thousands, except per share amounts)

ASSETS	
Investments in unaffiliated securities at value+	$41,309
Investments at Value	**41,309**
Cash	9
Cash denominated in foreign currencies at value+	34
Restricted cash	24
Investment securities sold receivable	66
Interest receivable	666
Capital shares sold receivable	39
Receivable from affiliates	150
Unrealized appreciation on forward foreign currency contracts	621
Unrealized appreciation on swap agreements	2
Variation margin receivable	1
Prepaid and other assets	36
Total Assets	**42,957**
LIABILITIES	
Investment securities purchased payable	420
Capital shares redeemed payable	7
Independent Trustees and Chief Compliance Officer fees payable	—*
Distribution and service fees payable	—*
Shareholder servicing payable	9
Investment management fee payable	1
Accounting services fee payable	3
Unrealized depreciation on forward foreign currency contracts	488
Unrealized depreciation on swap agreements	34
Written options at value+	—*
Other liabilities	16
Total Liabilities	**978**
Total Net Assets	**$41,979**
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$50,965
Distributions in excess of net investment income	(1,223)
Accumulated net realized loss	(377)
Net unrealized depreciation	(7,386)
Total Net Assets	**$41,979**
CAPITAL SHARES OUTSTANDING:	
Class A	3,249
Class C	215
Class E	200
Class I	947
Class R	200
Class R6	60
Class Y	308
NET ASSET VALUE PER SHARE:	
Class A	$8.11
Class C	$8.06
Class E	$8.11
Class I	$8.12
Class R	$8.09
Class R6	$8.12
Class Y	$8.11
+COST	
Investments in unaffiliated securities at cost	$48,759
Cash denominated in foreign currencies at cost	34
Written options premiums received at cost	2

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)

INVESTMENT INCOME

Interest and amortization from unaffiliated securities	$ 2,185
Foreign interest withholding tax	(34)
Total Investment Income	**2,151**

EXPENSES

Investment management fee	384
Distribution and service fees:	
Class A	64
Class C	19
Class E	5
Class R	9
Class Y	7
Shareholder servicing:	
Class A	67
Class C	1
Class E	—*
Class I	13
Class R	5
Class R6	—*
Class Y	4
Registration fees	65
Offering costs	92
Custodian fees	50
Independent Trustees and Chief Compliance Officer fees	1
Accounting services fee	31
Professional fees	59
Other	43
Total Expenses	**919**
Less:	
Expenses in excess of limit	(387)
Total Net Expenses	**532**
Net Investment Income	**1,619**

REALIZED AND UNREALIZED GAIN (LOSS)

Net realized gain (loss) on:	
Investments in unaffiliated securities	(2,389)
Futures contracts	(22)
Written options	—*
Swap agreements	(5)
Forward foreign currency contracts	(365)
Foreign currency exchange transactions	(192)
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	(6,042)
Futures contracts	(14)
Written options	2
Swap agreements	(29)
Forward foreign currency contracts	210
Foreign currency exchange transactions	(9)
Net Realized and Unrealized Loss	**(8,855)**
Net Decrease in Net Assets Resulting from Operations	**$(7,236)**

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Emerging Markets Local Currency Debt Fund

(In thousands)	Year ended 9-30-15	Period from 4-30-14 (commencement of operations) to 9-30-14
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 1,619	$ 485
Net realized loss on investments	(2,973)	(114)
Net change in unrealized depreciation	(5,882)	(1,504)
Net Decrease in Net Assets Resulting from Operations	**(7,236)**	**(1,133)**
Distributions to Shareholders From:		
Net investment income:		
Class A	(402)	—
Class C	(24)	—
Class E	(32)	—
Class I	(151)	—
Class R	(29)	—
Class R6	—	N/A
Class Y	(49)	—
Net realized gains:		
Class A	(6)	—
Class C	(1)	—
Class E	—*	—
Class I	(2)	—
Class R	(1)	—
Class R6	—	N/A
Class Y	(1)	—
Total Distributions to Shareholders	**(698)**	**—**
Capital Share Transactions	**13,054**	**37,992**
Net Increase in Net Assets	**5,120**	**36,859**
Net Assets, Beginning of Period	**36,859**	**—**
Net Assets, End of Period	**$41,979**	**$36,859**
Undistributed (distributions in excess of) net investment income	$ (1,223)	$ 408

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

This page intentionally left blank.

FINANCIAL HIGHLIGHTS
Ivy Emerging Markets Local Currency Debt Fund

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Loss on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2015	$ 9.76	$0.34	$(1.83)	$(1.49)	$(0.16)	$—*	$(0.16)
Period ended 9-30-2014[4]	10.00	0.16	(0.40)	(0.24)	—	—	—
Class C Shares							
Year ended 9-30-2015	9.73	0.27	(1.83)	(1.56)	(0.11)	—*	(0.11)
Period ended 9-30-2014[4]	10.00	0.13	(0.40)	(0.27)	—	—	—
Class E Shares							
Year ended 9-30-2015	9.76	0.33	(1.82)	(1.49)	(0.16)	—*	(0.16)
Period ended 9-30-2014[4]	10.00	0.16	(0.40)	(0.24)	—	—	—
Class I Shares							
Year ended 9-30-2015	9.77	0.36	(1.84)	(1.48)	(0.17)	—*	(0.17)
Period ended 9-30-2014[4]	10.00	0.17	(0.40)	(0.23)	—	—	—
Class R Shares							
Year ended 9-30-2015	9.74	0.31	(1.82)	(1.51)	(0.14)	—*	(0.14)
Period ended 9-30-2014[4]	10.00	0.15	(0.41)	(0.26)	—	—	—
Class R6 Shares							
Period ended 9-30-2015[7]	9.08	0.23	(1.19)	(0.96)	—	—	—
Class Y Shares							
Year ended 9-30-2015	9.76	0.34	(1.83)	(1.49)	(0.16)	—*	(0.16)
Period ended 9-30-2014[4]	10.00	0.16	(0.40)	(0.24)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 30, 2014 (commencement of operations of the class) through September 30, 2014.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended September 30, 2014.

(7) For the period from January 30, 2015 (commencement of operations of the class) through September 30, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended September 30, 2015.

(9) Ratio of expenses to average net assets excluding offering cost was 1.80%.

(10) Ratio of expenses to average net assets excluding offering cost was 2.47%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.71%.

(12) Ratio of expenses to average net assets excluding offering cost was 1.61%.

(13) Ratio of expenses to average net assets excluding offering cost was 1.96%.

(14) Ratio of expenses to average net assets excluding offering cost was 1.86%.

(15) Ratio of expenses to average net assets excluding offering cost was 2.00%.

(16) Ratio of expenses to average net assets excluding offering cost was 2.50%.

(17) Ratio of expenses to average net assets excluding offering cost was 1.72%.

(18) Ratio of expenses to average net assets excluding offering cost was 1.62%.

(19) Ratio of expenses to average net assets excluding offering cost was 2.33%.

(20) Ratio of expenses to average net assets excluding offering cost was 1.47%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2015	$8.11	-15.45%	$26	1.25%	3.81%	2.21%[15]	2.85%	40%
Period ended 9-30-2014[4]	9.76	-2.40	20	1.25[5]	3.70[5]	2.18[5][9]	2.77[5]	18[6]
Class C Shares								
Year ended 9-30-2015	8.06	-16.12	2	2.00	2.98	2.71[16]	2.27	40
Period ended 9-30-2014[4]	9.73	-2.70	2	2.00[5]	2.95[5]	2.85[5][10]	2.10[5]	18[6]
Class E Shares								
Year ended 9-30-2015	8.11	-15.45	2	1.26	3.72	1.93[17]	3.05	40
Period ended 9-30-2014[4]	9.76	-2.40	2	1.25[5]	3.72[5]	2.09[5][11]	2.88[5]	18[6]
Class I Shares								
Year ended 9-30-2015	8.12	-15.29	8	1.00	4.00	1.83[18]	3.17	40
Period ended 9-30-2014[4]	9.77	-2.30	8	1.00[5]	3.97[5]	1.99[5][12]	2.98[5]	18[6]
Class R Shares								
Year ended 9-30-2015	8.09	-15.63	2	1.50	3.48	2.54[19]	2.44	40
Period ended 9-30-2014[4]	9.74	-2.60	2	1.50[5]	3.47[5]	2.59[5][13]	2.38[5]	18[6]
Class R6 Shares								
Period ended 9-30-2015[7]	8.12	-10.57	—*	1.00[5]	4.03[5]	1.68[5][20]	3.35[5]	40[8]
Class Y Shares								
Year ended 9-30-2015	8.11	-15.45	2	1.25	3.73	2.07[14]	2.91	40
Period ended 9-30-2014[4]	9.76	-2.40	3	1.25[5]	3.72[5]	2.24[5][14]	2.73[5]	18[6]

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Emerging Markets Local Currency Debt Fund (the "Fund") is the only series of the Trust included in these financial statements. The investment objective, policies and risk factors of the Fund are described more fully in the Fund's Prospectus and Statement of Additional Information ("SAI"). The Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

The Fund offers Class A, Class C, Class E, Class I, Class R, Class R6 and Class Y shares. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class R, Class R6 and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, C, E, R and Y have a distribution and service plan. Class I and Class R6 shares are not included in the plan.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. The Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of the Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Fund files income tax returns in U.S. federal and applicable state jurisdictions. The Fund's tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that the Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Fund under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Fund invests in securities and enters into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Fund may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Fund may be exposed to counterparty credit risk, or the risk that an entity with which the Fund have unsettled or open transactions may fail to or be unable to perform on its commitments. The Fund manages counterparty credit risk by entering into transactions only with counterparties that it believes have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Fund to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Fund's exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Fund's Statement of Assets and Liabilities, less any collateral held by the Fund.

The Fund may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Fund may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

The Fund may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If the Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by the Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. The Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by the Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by the Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Offering costs. The Fund bears all costs associated with the offering expenses of the Fund including legal, printing and support services. All such costs are amortized as an expense of the new Fund on a straight-line basis over twelve months from commencement of operations.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). The Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Trust are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. The Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

The Fund's investments are reported at fair value. Fair value is defined as the price that the Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. The Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of the Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of the Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When the Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by the Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Fund's major classes of assets and liabilities measured at fair value on a recurring basis follows:

Other Government Securities. Other government securities include emerging market sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities. The fair value of other government securities is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most other government securities are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for the Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2015, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Fund uses derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Fund's financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. The Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as realized gain (loss) on the Statement of Operations.

Risks to the Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, the Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

The Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. The Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

The Fund invests in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by the Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether the Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by the Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase the Fund's exposure to the underlying instrument. With written options, there may be times when the Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent the Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

The Fund purchases and writes call and put options to increase or decrease hedging exposure to underlying instruments (including credit risk, equity risk, foreign currency exchange rate risk and/or interest rate risk) and/or, in the case of options written, to generate income from options premiums.

Swap Agreements. The Fund may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Interest rate swaps are agreements in which one party pays a stream of interest payments, either fixed or floating, for another party's stream of interest payments, either fixed or floating, on the same notional amount for a specified period of time.

The Fund enters into interest rate swaps to gain or reduce exposure to interest rates or to manage duration, the yield curve or interest rate risk by economically hedging the value of the fixed rate bonds, which may decrease when interest rates rise (interest rate risk).

The creditworthiness of the counterparty with which the Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss the Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. The Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2015:

Assets

	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Unrealized appreciation on forward foreign currency contracts	$621	$—	$621	$(338)	$—	$—	$283
Unrealized appreciation on swap agreements	2	—	2	(2)	—	—	—
Total	$623	$—	$623	$(340)	$—	$—	$283

Liabilities

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Unrealized depreciation on forward foreign currency contracts	$488	$—	$488	$(338)	$—	$—	$150
Unrealized depreciation on swap agreements	34	—	34	(2)	—	—	32
Total	$522	$—	$522	$(340)	$—	$—	$182

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2015:

	Assets		Liabilities	
Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$621	Unrealized depreciation on forward foreign currency contracts	$488
Interest rate	Investments in unaffiliated securities at value**	—*	Written options at value	—*
Interest rate	Unrealized appreciation on futures contracts***	7	Unrealized depreciation on futures contracts***	12
Interest rate	Unrealized appreciation on swap agreements	2	Unrealized depreciation on swap agreements	34

* Not shown due to rounding.

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

*** The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended September 30, 2015.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2015:

	Net realized gain (loss) on:					
Type of Risk Exposure	Investments in unaffiliated securities**	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Foreign currency	$—	$—	$ —	$—	$(365)	$(365)
Interest rate	—*	(5)	(22)	—*	—	(27)

* Not shown due to rounding.

** Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2015:

Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Foreign currency	$—	$—	$ —	$—	$210	$210
Interest rate	(5)	(29)	(14)	2	—	(46)

Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

During the year ended September 30, 2015, the average derivative volume was as follows:

Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
$1	$1,052	$1,429	$377,359	$1	$—*

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

	Outstanding at 9-30-14	Options written	Options closed	Options exercised	Options expired	Outstanding at 9-30-15
Number of Contracts	N/A	54	(31)	—	(9)	14
Premium Received	N/A	$18	$ (8)	$—	$(8)	$ 2

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as the Fund's investment manager. The management fee is accrued daily by the Fund at the following annual rates as a percentage of average daily net assets:

$0 to $1 billion	$1 billion to $2 billion	Over $2 billion
0.90%	0.85%	0.80%

Under an agreement between IICO and Pictet Asset Management Limited ("Pictet UK") and Pictet Asset Management (Singapore) PTE Ltd. ("Pictet Singapore", and collectively with Pictet UK, "Pictet"), Pictet serves as subadvisers to the Fund. The subadvisers make investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, the Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, the Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until the Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, the Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, the Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, the Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R6 shares, the Fund pays a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. The Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. If the rate of the costs charged by the financial services companies exceeds $12.00 per account for the Fund or an annual fee of 0.14 of 1% that is based on average daily net assets, WISC will reimburse the Fund the amount in excess of such amounts.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with the Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. The Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), the Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class C Shares. Under the Distribution and Service Plan, the Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, the Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of the Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, the Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of the Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended September 30, 2015, IFDI received the following amounts in sales commissions and CDSCs:

Gross Sales Commissions	CDSC			Commissions Paid[1]
	Class A	Class C	Class E	
$19	$—*	$—*	$—	$14

* Not shown due to rounding.
(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the year ended September 30, 2015 were as follows:

Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
All Classes	Contractual	4-30-2014	1-31-2016	N/A	$288[1]	Investment Management Fee
Class A	Contractual	4-30-2014	1-31-2016	1.25%	$ 74	12b-1 Fees and/ or Shareholder Servicing
Class C	Contractual	4-30-2014	1-31-2016	2.00%	$ 1	12b-1 Fees and/ or Shareholder Servicing
Class E	Contractual	4-30-2014	1-31-2016	1.40%	$ —	N/A
Class I	Contractual	4-30-2014	1-31-2016	1.00%	$ 13	Shareholder Servicing
Class R	Contractual	4-30-2014	1-31-2016	1.50%	$ 7	12b-1 Fees and/ or Shareholder Servicing
Class R6	Contractual	1-30-2015	1-31-2016	1.00%	$ —*	Shareholder Servicing
Class Y	Contractual	4-30-2014	1-31-2016	1.25%	$ 4	12b-1 Fees and/ or Shareholder Servicing
Class Y	Contractual	4-30-2014	1-31-2016	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.
(1) Due to Class A, Class C, Class E, Class I, Class R, Class R6 and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the Fund as a reimbursement but not paid as of September 30, 2015 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvesteEd Portfolios; referred to with the Fund for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Fund made no Interfund Loans under the Interfund Lending Program during the year ended September 30, 2015.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2015, were as follows:

Purchases		Sales	
U.S. Government	Other Issuers	U.S. Government	Other Issuers
$—	$25,525	$—	$12,926

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of the Fund. Transactions in shares of beneficial interest were as follows:

	Year ended 9-30-15		Period from 4-30-14 (commencement of operations) to 9-30-14	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	2,008	$18,309	3,021	$ 30,649
Class C	9	80	235	2,353
Class E	—	—	200	2,000
Class I	278	2,548	1,582	16,039
Class R	—	—	200	2,000
Class R6	68	603	N/A	N/A
Class Y	3	34	604	6,125
Shares issued in reinvestment of distributions to shareholders:				
Class A	28	253	—	—
Class C	—*	2	—	—
Class E	—	—	—	—
Class I	2	17	—	—
Class R	—	—	—	—
Class R6	—	—	N/A	N/A
Class Y	—*	1	—	—
Shares redeemed:				
Class A	(811)	(7,175)	(997)	(10,214)
Class C	(14)	(135)	(14)	(139)
Class E	—	—	—	—
Class I	(161)	(1,407)	(754)	(7,740)
Class R	—	—	—	—
Class R6	(8)	(74)	N/A	N/A
Class Y	—*	(2)	(300)	(3,081)
Net increase	1,402	$13,054	3,777	$ 37,992

Not shown due to rounding.

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2015 and the related unrealized appreciation (depreciation) were as follows:

Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Depreciation
$49,009	$—	$7,700	$(7,700)

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the year ended September 30, 2015 and the post-October and late-year ordinary activity were as follows:

Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
$688	$—	$10	$—	$—	$—	$914

Internal Revenue Code regulations permit the Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. The Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2015 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of September 30, 2015, the capital loss carryovers were as follows:

Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
$250	$25

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses and foreign currency transactions. At September 30, 2015, the following reclassifications were made:

Undistributed Net Investment Income	Accumulated Net Realized Gain	Paid-In Capital
$(2,563)	$2,614	$(51)

To the Shareholders and Board of Trustees of Ivy Funds:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Ivy Emerging Markets Local Currency Debt Fund (the "Fund"), one of the series constituting Ivy Funds, as of September 30, 2015, and the related statement of operations for the year then ended, and the statements of changes in net assets and the financial highlights for the year then ended and for the period from April 30, 2014 (commencement date) through September 30, 2014. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2015, by correspondence with the custodian and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Ivy Emerging Markets Local Currency Debt Fund as of September 30, 2015, the results of its operations for the year then ended, and the changes in its net assets and the financial highlights for the year then ended and for the period from April 30, 2014 (commencement date) through September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
November 20, 2015

Ivy Emerging Markets Local Currency Debt Fund AMOUNTS NOT ROUNDED (UNAUDITED)

The Fund hereby designates the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2015:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Emerging Markets Local Currency Debt Fund	$—	$—

The Fund hereby designates the following amounts as distributions of long-term capital gains:

Ivy Emerging Markets Local Currency Debt Fund	$10,133

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from the Fund.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Ivy Emerging Markets Local Currency Debt Fund ("Fund") is a series of Ivy Funds (the "Trust") that is governed by the Board of Trustees (the "Board"). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940 ("1940 Act") and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Trustees of the Fund are also Trustees of 35 additional portfolios of the Trust. The Waddell & Reed Fund Complex ("Fund Complex") is comprised of the Ivy Family of Funds, the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (29 funds) and InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Advisors Fund Complex. Each member of the Board is also a member of the Board of Trustees of IVH.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of IVH.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorship Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President, Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present).	89	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1985 to present); Member, Kansas Board of Regents (2007 to 2011); Audit Committee Chairperson, Kansas Bioscience Authority (2009 to present); Member, Kansas Foundation for Medical Care (until 2011); Trustee, Advisors Fund Complex (52 portfolios overseen); Trustee, IVH.
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2008	Chief Executive Officer (CEO), CalPac Pizza LLC (2011 to present); CEO, CalPac Pizza II LLC (2012 to present); CEO, PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza, LLC (2013); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (Homebuilding & Development) (2013 to present).	37	Trustee, IVH.

Name, Address and Year of Birth	Position Held With the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2008 2008	Dean of the College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	89	Director and Investor, Valliance Bank (2004 to present); Director, Foundation Healthcare, (formerly Graymark HealthCare) (2008 to present); Trustee, The Mewbourne Family Support Organization (2003 to present) (non-profit); Director/ Trustee, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Director, LSQ Manager, Inc. (2007 to present) (Real Estate); Trustee/Chairman, Advisors Fund Complex (52 portfolios overseen); Trustee, IVH.
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2008	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (hunting, fishing, outdoor recreation, lodging and corporate retreats) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	37	Director, Thomas Foundation for Cancer Research (2005 to present); Trustee, IVH.
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	2008	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present).	89	Trustee of Advisors Fund Complex (52 portfolios overseen); Trustee, IVH.

Name Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2008	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	37	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Director, Northwestern Mutual Funds (2003 to present); Director, d-bx Target Date Funds (2007 to April, 2015); Director, CTMG, Inc. (clinical testing) (2008 to present); Trustee, IVH.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2008	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	37	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to 2015); Trustee, IVH.

Interested Trustee

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IFDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

Name, Address And Year of Birth	Position(s) Held with the Trust	Trustee/ Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2008 2008	Chairman, WDR (January 2010 to present); CEO, WDR (2005 to present); President, CEO and Chairman, IICO (2002 to present); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex.	89	Director, WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City (2007 to present).

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President Secretary	2008 2008	2006 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Accounting Officer Principal Financial Officer	2008 2008 2008 2008	2006 2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.
Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970	Vice President General Counsel Assistant Secretary	2014 2014 2014	2014 2014 2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2014 to present).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 10th and 11th, 2015, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Advantus Capital Management, Inc. (with respect to Ivy Bond Fund and Ivy Real Estate Securities Fund);

- Mackenzie Financial Corporation (with respect to Ivy Cundill Global Value Fund);

- LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund); and

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) Pte Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund) (each such subadviser referred to herein as a "Subadviser").

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the various agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund," and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc. ("Lipper") an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at an executive session of the Independent Trustees at the August 11th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company provides the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs that are calculated in basis points. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Investment Advisory Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Independent Trustees previously had discussed the asset growth of certain Funds with their independent fee consultant and independent legal counsel at the telephonic meeting in July. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased over time, the expense ratios of the Funds generally have fallen. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

During July of 2015, and as part of their regularly scheduled meetings, the Independent Trustees reviewed a substantial amount of information in connection with considering the continuation of the Investment Management Agreement currently in effect between IICO and the Funds. Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds, including performance;

2. Management fees (including any components thereof) charged by other mutual fund companies for like services;

3. Management fees (including any components thereof) charged to institutional and other clients of IICO for like services;

4. Costs to IICO and its affiliates of supplying services pursuant to the management fee agreement, and profit margins of IICO and its affiliates from supplying such services; and

5. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.[1]

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2015, approximately 28% of the Funds were in the top quartile of performance and 56% of the Funds were in the top two quartiles of performance. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, economic analysis and an effective trading infrastructure, and that these factors offer the Funds a reasonable expectation of strong investment and service performance over the long term.

The report further indicated that total expenses of the Funds, on average, were 8% below the average total expenses of their respective Broadridge Expense Group peers and 17% below the average total expenses for their Broadridge Expense Universes. The management fees for the Funds, were 9% below the average management fees of their respective Broadridge Expense Group peers and 12% below the average management fees for their Broadridge Expense Universes. The independent fee consultant noted that the Funds generally small account size relative to the Expense Groups introduces certain biases in the Broadridge analyses that work against the Funds in Broadridge expense comparisons and, as a result, the Broadridge findings may be considered conservative in that regard. The independent fee consultant found that within the larger Broadridge averages, the management fees and total expenses of individual Funds and share classes are reasonable relative to their performance.

---

[1] The independent fee consultant's evaluation was based on information provided by IICO, Lipper (which during the pendency of the consultant's review commenced utilizing the name "Broadridge"), other information providers and other independent analyses. The term "management fees" refers to the actual annual advisory and administrative fees, net of any fee waivers, paid by a Fund to IICO, as a percentage of average net assets. The term "total expenses" refers to the total annual expenses, net of any fee waivers, paid by a Fund, as a percentage of average net assets. Where these terms are used in reference to groups of Funds, numbers expressed are usually on an asset-weighted basis. Fee and performance data used in screening methodologies are usually for the period ending March 31, 2015. Lipper report data reflects Class A shares.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow.

The report also noted that IICO's overall profitability from managing the Funds and its other operations is near the median of most similarly-sized, publicly-traded peers, but appears adequate to enable IICO to continue to provide quality support to the Funds and their shareholders. Finally, the report noted that IICO has continued to invest in AUM growth, which is designed to help drive down fund expenses and attract top investment management talent, both of which can benefit the Funds' investors.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous twelve months are reasonable and provide adequate justification for renewal of the Funds' existing advisory agreements.

Approvals for Ivy Apollo Strategic Income Fund and Ivy Apollo Multi-Asset Income Fund

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 11, 2015, the trustees, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an amendment to the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, on behalf of Ivy Apollo Strategic Income Fund and Ivy Apollo Multi-Asset Income Fund (the "Funds"), to include the Funds under the Management Agreement. The Board considered and approved two investment subadvisory agreements (the "Subadvisory Agreements"). The Board also considered and approved an investment subadvisory agreement between IICO and Apollo Credit Management, LLC ("Apollo") with respect to the Funds. The Board also considered and approved an investment subadvisory agreement by and among IICO, LaSalle Investment Management Securities, LLC and LaSalle investment Management Securities B.V. (collectively, "LaSalle") with respect to Ivy Apollo Multi-Asset Income Fund. The Funds are newly created series of the Trust.

The Independent Trustees were assisted in their consideration of the Management Agreement and the Subadvisory Agreements (together, the "Agreements") by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the Agreements, including, among other things, the nature and the quality of the services proposed to be provided to the Funds by IICO, LaSalle and Apollo, potential profitability of each of IICO, LaSalle and Apollo (including any fall-out benefits) from their proposed relationship with the Funds, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed below.

In considering the Agreements, the Board noted that although the Funds had not yet commenced operations, the Funds appeared to be designed to be able to achieve acceptable performance. The Board also considered the proposed expenses of the Funds, the cost of the services proposed to be provided by IICO, LaSalle and Apollo, including as compared to the other Funds in the Trust family and comparable funds. The Board also noted the proposed expense cap agreement, and concluded that the proposed expenses of the Funds were acceptable. The Board did not discuss possible economies of scale because the Funds had not yet commenced operations. The Board noted that it would monitor profitability once the Funds began operations. The Board considered the nature, extent and quality of services proposed to be provided to the Funds by IICO, LaSalle and Apollo, taking into account the investment objectives and strategies of the Funds, the Board's experience with IICO and LaSalle and with respect to Apollo, the information that IICO had presented to the Board on Apollo, Apollo's prior presentation on its capabilities and global resources available to it, and other materials previously provided to the Board on the Funds. In addition, the Board reviewed the resources and key personnel of IICO, LaSalle and Apollo. The Board also considered other services proposed to be provided to the Fund by IICO based upon its current experiences with IICO, such as IICO's ability to monitor adherence to the Funds' investment restrictions, producing reports, providing support services for the Board and Board committees on Fund matters, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable laws and regulations. The Board also took into account the compliance environment at Apollo, noting that a review of Apollo's compliance environment had occurred previously. The Board concluded that the nature and extent of services to be provided by IICO, LaSalle and Apollo are reasonable, considering the quality of the services currently provided by IICO for other Funds of the Trust. The Board also discussed whether either of IICO, LaSalle or Apollo would derive any other direct or indirect benefits from serving as investment adviser or subadviser, as the case may be, to the Funds. The Board considered the benefits that would accrue to IICO, LaSalle and Apollo from their relationship with the Funds, including the fact that a variety of services for the Funds were proposed to be provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that none of IICO, LaSalle or Apollo or any of their affiliates would receive any additional direct benefits that would preclude the Board from approving the Agreements for the Funds.

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Funds Distributor, Inc. ("IFDI").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION
Ivy Emerging Markets Local Currency Debt Fund

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Emerging Markets Local Currency Debt Fund

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of the Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Ivy Emerging Markets Local Currency Debt Fund

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Emerging Markets Local Currency Debt Fund

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page has been intentionally left blank

This page has been intentionally left blank

The Ivy Funds Family

DOMESTIC EQUITY FUNDS

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

GLOBAL/INTERNATIONAL FUNDS

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

SPECIALITY FUNDS

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

FIXED INCOME FUNDS

Ivy Apollo Strategic Income Fund

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472

Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.